
03015937

50 4/14/03

VF 4-3-03

NITED STATES
ND EXCHANGE COMMISSION
..shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003

SEC FILE NUMBER
8- 36455

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sussex Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 Lake Cook Road, Suite 100
(No. and Street)

Deerfield (City) IL (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve G. Mazzoni, C.P.A., P.C. 847-824-3390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steve G. Mazzoni, C.P.A., P.C.
(Name – *if individual, state last, first, middle name*)

2200 East Devon Ave., Des Plaines, IL 60018
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marvin Heiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sussex Financial Group, Inc., as of January 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


OFFICIAL SEAL
SUSAN STRONG
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/19/05

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUSSEX FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

JANUARY 31, 2003

(Filed pursuant to Rule 17a-5 (d) under

the Securities Exchange Act of 1934)

SUSSEX FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

JANUARY 31, 2003

STEVE G. MAZZONI
CERTIFIED PUBLIC ACCOUNTANT
2200 EAST DEVON, SUITE 114
DES PLAINES, IL. 60018
PHONE: (847) 824-3390
FAX: (847) 824-2835

To the Board of Directors
Sussex Financial Group, Inc.
Deerfield, Illinois

We have audited the accompanying statement of financial condition of Sussex Financial Group, Inc., as of January 31, 2003 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sussex Financial Group, Inc. as of January 31, 2003, and the results of its operations, and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Sincerely,



Steve G. Mazzoni, C.P.A.
March 15, 2003

SUSSEX FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2003

ASSETS

Cash	$ 53,294
Investment	3,300
Accounts receivable	60,108
Prepaid insurance	8,783
Furniture, equipment, and leasehold improvements at cost, net of accumulated depreciation of $33,839	15,068
Other asset	4,232
Income tax receivable	1,190
Deposits	3,031
Total assets	$149,006

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 8,914
Concessions payable	11,476
Accrued income taxes	0
Accrued expenses	432
Deferred income taxes	10,000
Commitment (Note 4)	
Total liabilities	30,822
Stockholders' Equity:	
Common stock $.01 par value; 400 shares authorized, issued and outstanding	4
Paid-in capital	191,662
Retained earnings	(73,482)
Total stockholders' equity	118,184
Total liabilities and stockholders' equity	$149,006

The accompanying notes are an integral part of these financial statements.

SUSSEX FINANCIAL GROUP, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED JANUARY 31, 2003

REVENUE

Concession income	$ 93,873	
Advisory fees	411,464	
Management fees	36,000	
Other income	2,484	
Total Revenue		$543,821

EXPENSES

Repairs	$ 2,082	
Postage	4,836	
Error	668	
Registration fees	2,892	
Regulatory fees	4,048	
Officer's commissions	231,038	
Salaries	128,156	
Rent and utilities	45,800	
Other expenses	250	
Office expense	19,018	
Other commissions	44,858	
Outside services	6,334	
Depreciation and amortization	8,791	
Professional fees	34,330	
Payroll and other taxes	10,346	
Insurance	11,898	
Dues, fees and licenses	1,232	
Travel and seminars	2,954	
Entertainment	11,525	
Telephone	14,627	
Automobile	19,568	
Employee benefits	44,198	
Consulting	5,760	
Contributions	800	
Total expenses		656,009
(Loss) before income taxes		(112,188)
Income tax benefit		13,340
Net (loss)		$(98,848)

The accompanying notes are an integral part of these financial statements.

SUSSEX FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2003

	Common Stock	Paid In Capital	Retained Earnings	Total Stockholders' Equity
Balances, February 1, 2002	$ 4	$ 191,662	$ 25,366	$217,032
Net (loss)			(98,848)	(98,848)
Balances, January 31, 2003	$ 4	$ 191,662	$(73,482)	$118,184

The accompanying notes are an integral part of these financial statements.

SUSSEX FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2003

Cash flows from operating activities	
Net (loss)	$ (98,848)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	8,791
Deferred income taxes	(14,500)
Changes in assets and liabilities:	
Accounts receivable	102,801
Prepaid insurance	(2,710)
Other asset	(148)
Income tax receivable	2,636
Accounts payable	5,812
Concessions payable	1,635
Accrued expenses	128
Net cash provided by operating activities	5,597
Increase in cash	5,597
Cash at February 1, 2002	47,697
Cash at January 31, 2003	$ 53,294

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

SUSSEX FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
JANUARY 31, 2003

(1) Nature Of Business And Significant Accounting Policies

The Company is a registered broker/dealer and a registered investment advisor firm with the Securities Exchange Commission. The Company provides its services primarily to individuals located within the state of Illinois, but is registered in numerous states.

A summary of the significant accounting policies which have been followed in preparing these financial statements is set forth below:

Significant Accounting Policies

Income Recognition

Concessions and related expenses are recorded on a trade date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the term of the lease which is five years.

Other Asset

Other asset consists of an investment in a 75% owned subsidiary which is accounted for under the equity method, which is cost adjusted by the Company's share of undistributed earnings or losses since the date of acquisition. Net earnings and net worth of the subsidiary are not material to the overall financial condition and operations of the parent company.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial accounting Standards (FAS) No. 109, "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based upon the differences between the financial statements and taxbases of assets and liabilities, using enacted rates in effect for the year in which the differences are expected to reverse. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes.

Income Taxes, cont'd

Deferred income taxes are provided for differences in tax bases assets and liabilities for financial reporting and tax purposes. For the year ended January 31, 2003 these differences resulted from the following:

a. For tax purposes, the Company utilizes the modified cash basis of accounting; and for financial statement purposes, the Company uses the accrual basis of accounting.

b. For tax purposes, a portion of certain equipment purchases are written off in the year the assets are purchased. Additionally, for tax purposes, depreciation is computed using accelerated methods under the Internal Revenue Code. For financial reporting purposes, these assets are depreciated over their useful lives using the straight-line method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) Income Tax Expense

The Company records income tax consequences in accordance with FAS No. 109, "Accounting for Income Taxes". Under the provisions of FAS 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

For the year ended January 31, 2003, the Company's income tax benefit computed at the statutory rate differs from the amount of the benefit recorded on the financial statements due to nondeductible expenses, such as meals and entertainment and political contributions.

At January 31, 2003, the Company recorded deferred tax liabilities arising from the timing differences recorded in the financial statements and income tax returns for the different basis of accounting used.

(2) **Income Tax Expense, cont'd**

Income tax benefit (expense) consists of the following components:

Current (expense)	$ (1,160)
Deferred benefit	14,500
Income tax benefit	$13,340

The deferred income tax consequences have been computed based upon the currently enacted income tax rates expected to apply as temporary differences reverse.

(3) **Net Capital Requirements**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). The Company is required to maintain "Net Capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net Capital changes from day to day, but at January 31, 2003 the Company had net capital and net capital requirements of $31,908 and $5,000 respectively. The net capital rules may effectively restrict payment of cash dividends.

(4) **Commitment**

The Company leases its office space under an operating lease agreement which expires in June 2003. The lease provides for monthly rentals, and also requires payment of property taxes, normal maintenance and insurance on the property. Rent expense for the year ended January 31, 2003, was $45,800. As of January 31, 2003, the aggregate minimum rental commitments under this lease were as follows:

January 31, 2004	$17,996

(5) Related Parties

The Company's support staff and facilities were utilized to perform service for a Company, in which an officer stockholder of the Company is affiliated. The Company received reimbursement for rent and overhead expenses amounting to $36,000, for these services.

STEVE G. MAZZONI
CERTIFIED PUBLIC ACCOUNTANT
2200 EAST DEVON, SUITE 114
DES PLAINES, IL. 60018
PHONE: (847) 824-3390
FAX: (847) 824-2835

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Sussex Financial Group, Inc.
Deerfield, Illinois

We have audited the accompanying financial statements of Sussex Financial Group, Inc. as of and for the year ended January 31, 2003 and have issued our report thereon dated March 15, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 14, 15 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



Steve G. Mazzoni, C.P.A.
March 15, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER SUSSEX FINANCIAL GROUP, INC. as of 01/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 118,184	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			118,184	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 118,184	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 95,712	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(95,712)	3620
7.	Other additions and/or allowable credits (List)			10,000	3630
8.	Net capital before haircuts on securities positions			[20] $ 32,472	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)	564	3736	(564)	3740
10.	Net Capital			$ 31,908	3750

[30]

OMIT PENNIES

Line 6A., non allowable assets:

Investments	$3,300
Accounts receivable	60,108
Prepaid expenses	8,783
Furniture, net	15,068
Other asset	4,232
Refunds receivable	1,190
Deposits	3,031
Total	$95,712

Line 7, other additions
Deferred Income Taxes
Related to non allowable assets $10,000

Line 9E. 2% on Schwab money market Account $564

SUSSEX FINANCIAL GROUP

Reconciliation of Audited to Unaudited

Computation of Net Capital

January 31, 2003

Net Capital per unaudited	
Focus computation of Net Capital line 10	$ 34,564
Accrual of accounts payable	
not accrued on unaudited capital computation	(2,656)
Net Capital per Audited	
Focus Part II A	$ 31,908

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Sussex Financial Group, Inc. as of 01/31/03

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line		Amount	Code
11.	Minimum net capital required (6⅔% of line 19)	$ 2054	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5000	3760
14.	Excess net capital (line 10 less 13)	$ 25,908	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) [22]	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line		Amount	Code	Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 30,822	3790
17.	Add:				
	A. Drafts for immediate credit [21]	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 30,822	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 96.60	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) [23]	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Sussex Financial Group, Inc. as of 01/31/03

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335] [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

STEVE G. MAZZONI
CERTIFIED PUBLIC ACCOUNTANT
2200 EAST DEVON, SUITE 114
DES PLAINES, IL. 60018
PHONE: (847) 824-3390
FAX: (847) 824-2835

To the Board of Directors
Sussex Financial Group, Inc.
Deerfield, Illinois

In planning and performing our audit of the financial statements of Sussex Financial Group, Inc. for the year ended January 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and (2) the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c 3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, management informs us that there is close supervision of accounting records on a daily basis, thus offsetting the lack of separation of duties. We noted no matters involving the internal control structure that we consider to be material weaknesses as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

March 15, 2003



Certified Public Accountant